Filed by Qell Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lilium GmbH

Commission File No. 001-39571

Bloomberg Video with Daniel Wiegand Transcript

Matt:	Newark to JFK airports, it's one of the most annoying transfers anyone has ever made in the history of airports, and it would be much better if I could just get into a flying taxi and make that journey. What exactly is a flying taxi? What are we really looking at in terms of vehicle, pilot, power? What have you got?

Daniel Wiegand:	Yeah. Hi Matt. Thanks for having me. So, actually it's less a taxi than a vertical takeoff and landing aircraft shuttle. What we do is that we're developing an all-electric vertical takeoff and landing jet. It's a seven seat aircraft and we're operating these aircraft in an intercity shuttle service that provides high speed connectivity between cities, and this enables us to achieve hours of time savings for our customers.

The New York-JFK route is probably one of those which I'm getting asked about by everyone who has been in New York and we can save a lot of time on this route, but where we are also excited about is flying a bit longer trips like 60 to 150 miles where we can achieve hours of time saving and high-speed connectivity without the need to build new rail tracks or roads on the ground. And this is a huge opportunity to provide high-speed connectivity for hundreds of cities and millions of people around the globe.

Matt:	Hang on. So we were just looking at, it looked like maybe guys playing video games, but I'm guessing that means these are going to be drones, so they won't be flown by a pilot in the vehicle and they will be electrically operated. Is that right?

Daniel Wiegand:	Yes. It's all electric, however it's going to be flown with a pilot on board. It fits into the existing aviation regulation framework, so you're going to have a pilot on board and an aircraft that is certified against the same safety standards like a commercial airliner. So the big difference and the unique advantage is that it's all electric, it's a fully sustainable new transportation system. It can take off and land vertically from a helicopter pad or a similar platform. So you need very little space and you can access into the urban areas with an airplane. And the last big advantage of our unique jet technology is that it's a closed engine and these make lower noise emissions than propeller aircraft. And thus, we can basically be market leading on the key enabler of the sector, which is low-noise-emissions combined with vertical takeoff and landing capabilities.

Speaker 4:	Yeah. So, how far away are we from actually, or are you from first of all, getting it certified and then building the infrastructure around it, but actually making it commercially viable?

Daniel Wiegand:	So we're now about three years away from the certification. Lilium is a six years old company. We've had about five years in technology development where you've also seen the footage of the test aircraft just a couple of minutes ago. And we've learned a ton of things in testing these airplanes.

We actually have a very strong partner, Ferrovial, who is also an investor in Lilium and they are building multiple landing sites at first in Florida, where we were going to launch our service, they are also operating this infrastructure. We have very much a system approach that actually launched the service.

Speaker 4:	So what's your biggest concern? Is it getting it certified that it's green or actually safety?

Daniel Wiegand:	Safety is your number one priority always in aerospace. For that reason, we have hired an extremely experienced and strong aerospace leadership team, a team that has built and certified some of the biggest and most complex airliners. Besides the safety aspect, which is paramount in aerospace, I'm an engineer at heart so I'm totally focused on getting the product right and getting the service right to have the best experience for our customers.

Speaker 5:	You aren't the only one trying to compete in this space, Daniel, what is your advantage?

Daniel Wiegand:	There's several things that differentiate Lilium from other players in the sector. The first one is that, as I mentioned before, we're using electric jet engines and these have two advantages. They have lower noise emissions because they are closed engines and have acoustic dampers in the ducts. And the second advantage of these engines is that they're much smaller than propellers, so we can make airplanes with more passenger capacity that still fit on the same limited landing infrastructure.

And this is part of our mission because we want to make this type of transportation system and service available to everyone, so we have to bring in more passengers on one aircraft and we can distribute the cost of the pilot and the landing fees over more tickets.

Speaker 5:	When is your public market debut going to come, Daniel?

Daniel Wiegand: We're probably going to be finished with the SPAC merger some time in August, and I'm very much looking forward to that.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium’s, Qell’s and Lilium N.V.’s  proposed business and business model, the markets and industry in which Lilium, Qell and Lilium N.V. (collectively, the “Lilium Group”) intend to operate, the anticipated timing of the commercialization and launch of the Lilium Group’s business and Lilium N.V.’s officers and directors. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. The Lilium Group will operate in a rapidly changing emerging industry. New risks emerge every day. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements.

Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to, the following risks: (i) the business combination with Qell  may not be completed in a timely manner or at all, which may adversely affect the price of Qell’s securities; (ii) the business combination may not be completed by Qell’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Qell; (iii) the parties’ failure to satisfy the conditions to the consummation of the business combination, such as Qell’s shareholders or Lilium’s shareholders failing to adopt the business combination agreement, failing to satisfy the minimum trust account amount following redemptions by Qell’s public shareholders or an inability to secure necessary governmental and regulatory approvals; (iv) the impact of COVID-19 on Lilium’s business or the business combination; (v) the Lilium Group’s ability to implement business plans, operating models, forecasts and other expectations and identify and realize additional business opportunities after the completion of the proposed business combination; (vi) the failure of the Lilium Group and its current and future business partners to successfully develop and commercialize the Lilium Group’s business or significant delays in its ability to do so; (vii) the Lilium Group’s inability to secure or protect its intellectual property; (viii) the effect of the announcement or pendency of the proposed business combination on Lilium Group’s business relationships, performance and operations generally; and (ix) the outcome of any legal proceedings that may be instituted against Qell or the Lilium Group related to the proposed business combination. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. A further list and description of risks, uncertainties and other matters can be found in the Registration Statement (as defined below), including those risks outlined in “Risk Factors,” and in subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. All forward-looking statements attributable to Lilium or any person acting on its behalf are expressly qualified in their entirety by this cautionary statement.

Important Information About the Business Combination and Where to Find It

A full description of the terms of the business combination is provided in the registration statement filed with the SEC by Lilium B.V. (“Registration Statement”), which will later be converted into a Netherlands public limited liability company (naamloze vennootschap) (“Lilium N.V.”) that includes a prospectus with respect to Lilium N.V.’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of Qell to vote on the business combination. Qell urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents will contain important information about Qell, Lilium and the business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to shareholders of Qell as of a record date to be established for voting on the business combination. Shareholders are able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge by directing a request to: Qell, info@qellspac.com. These documents will also be made available on Qell’s website. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement may also be obtained, without charge, on the SEC’s website (www.sec.gov).

Participants in the Solicitation Process

Qell, Lilium, Lilium N.V. and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Qell’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Qell has been filed in the Registration Statement, which includes the proxy statement/prospectus, for the business combination and is available, without charge, at www.sec.gov.

No Offer or Solicitation

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This document shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.